SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-1)

 CHINA INTERNATIONAL TOURISM HOLDINGS, LTD.
 (Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

16939X 10 9
(CUSIP Number)

c/o Chris Cottone, 7951 SW 6th ST Suite 216 Plantation, FL 33324
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 17, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.࿇

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WANWEN SU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Peoples’ Republic of China
	7	SOLE VOTING POWER 65,900,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 65,900,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,636,000 shares of preferred stock, convertible at a ratio of 25 to 1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.32% **
14	TYPE OF REPORTING PERSON IN

** Based on approximately 130,966,809 fully diluted shares outstanding on February 17, 2009 computed from the issuer’s recent filings.

Item 1. Security and Issuer.

This Statement relates to shares of redeemable preferred stock, $.01 par value (the "Preferred Stock"), of China International Tourism Holdings Ltd, a Nevada Corporation (the "Issuer” or "Registrant") whose principal executive offices are located at Suite 910, Yi An Plaza, 33 Jian She Liu Road, Guangzhou, P. R. China. At present, there are 3,295,000 issued and outstanding shares of the Issuer’s Redeemable Preferred Stock, which are equal to 82,375,000 shares of the Issuer’s Common Stock, and 48,591,809 issued and outstanding shares of the Issuer’s Common Stock.

Item 2. Identity and Background.

a.	The name of the reporting person is Su, Wanwen (“Ms. Su”).
b.	The residence address of Ms. Su is Room 401 E2, Jin Gui Yuan Jiefangbei Road, Guangzhou, P. R. China.

c.
Ms. Su currently is the President, Chief Executive Officer and Director of the Issuer. The principal business of the Issuer is to provide a variety of logistics service for car manufactures and car components, foods assortments, chemicals, paper, machinery in China, including logistic planning, import and export management, application to electronic customs declaration, supply chain design, transportation of products, organization of transportation, storage and distribution of the goods. Its principal address is Suite 910, Yi An Plaza, 33 Jian She Liu Road, Guangzhou, P. R. China

d.	During the past five years, Ms. Su has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
During the past five years, Ms. Su has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

f.	Ms. Su is a citizen of the Peoples’ Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to a Transfer and Change of Control Agreement (the “Agreement”), dated February 17, 2009, Ms. Su was interested in taking control of the Issuer. Ms. Su was desirous of obtaining an equity interest (“Equity Interest”), for the purpose of pursuing Ms. Su’s interest in obtaining control of the Issuer. The Equity Interest is to be utilized by Ms. Su for the purpose of facilitating the transaction as set forth in the Agreement, inclusive of paying finders, facilitators, attorneys, accountants, and shareholders required to obtain such control. Accordingly, the majority shareholder of the Issuer transferred 2,636,000 shares of Preferred Stock to Ms. Su as a part of such change of control.

Item 4. Purpose of Transaction.

The purpose of the transaction is to allow Ms. Su to acquire a significant equity position in the Issuer for the purpose of facilitating the transaction as set forth in the Agreement, inclusive of paying finders, facilitators, attorneys, accountants, and shareholders required to obtain such control. Ms. Su has no plans or proposals which relate to or would result in any of the matters set forth in Items 4(a) through (j) of this Schedule.

Item 5. Interest in Securities of the Issuer.

a.         At present, the Issuer has issued and outstanding 3,295,000 shares of Redeemable Preferred Stock, convertible at a ratio of 25 to 1, of which Ms. Su is presently the record owner of 2,636,000 shares, equivalent to 65,900,000 shares of Issuer’s Common Stock. Ms. Su is not part of a group within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended.

b.        The following table indicates the number of shares to which Ms. Su has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

	Sole Voting Power

Name of Person	Number of Shares	Percent Outstanding
Su, Wanwen	65,900,000	50.32%

	Shared Voting Power

Name of Person	Number of Shares	Percent Outstanding
Su, Wanwen	0	0%

	Sole Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Su, Wanwen	65,900,000	50.32%

	Shared Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Su, Wanwen	0	0%

c.	Not applicable.

d.	None.

e.	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

             None.

Item 7. Material to be Filed as Exhibits.

             None.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2009

By: /s/ Su, Wanwen
       Su, Wanwen